EXHIBIT 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine months ended September 30,		For the Year Ended December 31,
(Dollars in thousands, except ratios)	2013	2012	2012	2011	2010	2009	2008
Income/(Loss) before income tax expense	$143,730	$139,984	$183,567	$151,411	$(3,064)	$(129,302)	$70,075
Plus fixed charges	64,689	86,256	111,156	142,533	194,102	247,540	299,477

Earnings	208,419	226,240	294,723	293,944	191,038	118,238	369,552
Fixed charges	64,689	86,256	111,156	142,533	194,102	247,540	299,477
Preferred stock dividends	10,137	12,813	17,093	17,042	16,998	16,948	1,750

Fixed charges and preferred stock dividends	$74,826	$99,069	$128,249	$159,575	$211,100	$264,488	$301,227
Ratio of earnings to fixed charges	3.22	2.62	2.65	2.06	0.98	0.48	1.23
Ratio of earnings to fixed charges and preferred dividends	2.79	2.28	2.30	1.84	0.90	0.45	1.23